Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

 CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with our consolidated financial statements as of December 31, 2010 and related notes for the year then ended. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Year ended December 31,		Three months ended December 31,
	2010	2009	2010	2009
Statement of Operations Data:
Revenues	100%	100%	100%	100%
Cost of revenues	79.0	108.9	75.3	93.5
Gross profit (loss)	21.0	(8.9)	24.7	6.5
Research and development expenses, net	4.7	7.8	3.4	6.9
Marketing, general and administrative expenses	7.8	10.7	5.7	10.0
Operating profit (loss)	8.5	(27.4)	15.6	(10.4)
Financing expense, net	(14.3)	(15.3)	(12.4)	(18.6)
Other income (expense), net	0.0	0.7	(0.0)	(0.1)
Income tax benefit (expense)	(2.5)	1.7	(2.2)	(2.1)
Profit (Loss)	(8.3)%	(40.3)%	1.0%	(31.2)%

The following table sets forth certain statement of operations data for the periods indicated (in thousands).

	Year ended December 31,		Three months ended December 31,
	2010	2009	2010	2009
Statement of Operations Data:
Revenues	$509,262	$298,812	$135,120	$100,616
Cost of revenues	402,077	325,310	101,720	94,062
Gross profit (loss)	107,185	(26,498)	33,400	6,554
Research and development expenses, net	23,876	23,375	4,626	7,011
Marketing, general and administrative expenses	39,986	31,943	7,785	10,030
Operating profit (loss)	43,323	(81,816)	20,989	(10,487)
Financing expense, net	(72,925)	(45,710)	(16,709)	(18,678)
Other income (expense), net	65	2,045	(13)	(118)
Income tax benefit (expense)	(12,830)	5,022	(2,971)	(2,128)
Profit (Loss)	$(42,367)	$(120,459)	$1,296	(31,411)

Year Ended December 31, 2010 compared to Year Ended December 31, 2009

Revenue. Revenue for the year ended December 31, 2010 amounted to $509.3 million compared to $298.8 million for the year ended December 31, 2009. Such 70% increase in revenues is mainly due to increase in our products’ shipments and higher utilization in our fabrication facilities due to improved market conditions and increased demand for our specialty products and our specific product offering.

Cost of Total Revenues. Cost of revenues for the year ended December 31, 2010 amounted to $402.1 million, as compared to $325.3 million for the year ended December 31, 2009. Our increase in cost of revenues of 24% is lower than the 70% revenues increase primarily due to the higher utilization of the manufacturing facilities and continuing efforts of the cost reduction plan executed by the Company and synergies captured through the integration of Jazz Technologies ("Jazz").

Gross Profit (Loss). Gross profit for the year ended December 31, 2010 was $107.2 million compared to a gross loss of $26.5 million for the year ended December 31 2009. We achieved such gross profit due to the increased products’ shipments and higher utilization in our fabrication facilities due to improved market conditions and increased demand for our specialty products and our specific product offering and cost saving efforts described above.

Research and Development. Research and development expenses for the year ended December 31, 2010 amounted to $23.9 million, pretty similar as compared to $23.4 million for the year ended December 31, 2009.

Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the year ended December 31, 2010 amounted to $40.0 million as compared to $31.9 million for the year ended December 31, 2009. Marketing, general and administrative expenses increased mainly due to higher sales commissions and sales related expenses (resulting from the revenue increase) as well as stock based compensation in regard to options grant. However, as a percentage of revenues, marketing, general and administrative expenses decreased to 7.9% for the year ended December 31, 2010 as compared to 10.7% for the year ended December 31, 2009.

Operating Profit (Loss). Operating profit for the year ended December 31, 2010 was $43.3 million, compared to operating loss of $81.8 million for the year ended December 31, 2009. Such $125.1 million improvement is mainly due to the higher gross profit partially offset partially by the higher operating expenses, as detailed above.

Financing Expenses, Net. Financing expenses, net for the year ended December 31, 2010 were $72.9 million compared to financing expenses, net of $45.7 million for the year ended December 31, 2009. Such increase was mainly due to increases in the fair value of a portion of our liabilities which are presented at its fair value under GAAP.

Income Tax benefit (expenses). Income tax expenses resulting from Jazz's net income, amounted to $12.8 million in the year ended December 31, 2010 as compared to income tax benefit of $5.0 million for the year ended December 31, 2009. The increase in income tax expenses is due to the increase in Jazz's operating income in the year ended December 31, 2010.

Loss.  Loss for the year ended December 31, 2010 was $42.4 million as compared to $120.5 million for the year ended December 31, 2009. Such $78.1 million improvement is due to the $125.1 million improvement in operating profit, which was partially offset mainly by the $27.2 million increase in financing expenses and $17.9 million increase in tax expenses.

Impact of Inflation and Currency Fluctuations

The US Dollar costs of our operations in Israel are influenced by changes in the rate of inflation in Israel and the extent to which such changes are not offset by the change in valuation of the NIS in relation to the US Dollar. During the year ended December 31, 2010, the exchange rate of the US Dollar in relation to the NIS decreased by 6% and the Israeli Consumer Price Index (“CPI”) increased by 2.7% (during the year ended December 31, 2009 there was a decrease of 0.7% in the exchange rate of the US Dollar in relation to the NIS and an increase of 3.9% in the CPI).

We believe that the rate of inflation in Israel did not have a material effect on our business to date. However, our US Dollar costs will increase if inflation in Israel exceeds the revaluation of the NIS against the US Dollar.

Nearly the entire cash generated from our operations and from our financing and investing activities is denominated in US Dollar and NIS. Our expenses and costs are denominated in NIS, US Dollar, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

Liquidity and Capital Resources

As of December 31, 2010, we had an aggregate amount of $100.4 million in cash and cash equivalents and an aggregate amount of $98.0 million in interest bearing deposits, including designated deposits, as compared to $81.8 million of cash and cash equivalents as of December 31, 2009.

During the year ended December 31, 2010, we raised $158.8 on account of shareholders' equity (for further details see also Notes 12E and 16I to the consolidated financial statements as of December 31, 2010) and generated a net amount of $121.4 million from our operating activities. These liquidity resources financed mainly the capital investments we made during the year ended December 31, 2010, which aggregated to an amount of $106.1 million and the repayment of debts in the amount of $57.6 million.

As of December 31, 2010, loans from banks were presented in our balance sheet in the amount of $141.9 million, of which $30.0 million are presented as short-term. As of such date, we presented an aggregate of $339.8 million of debentures in our balance sheet, of which $92.2 million are presented as short-term. See also Note 1 to the consolidated financial statements as of December 31, 2010.